July 12, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd.
Form 10-12G
Filed: May 11, 2012
File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated June 7, 2012 (the "Comment Letter"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Form 10-12G filed by the Company with the Securities and Exchange Commission on May 11, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.  On behalf of the Company, the following are our responses to the Staff’s comments:

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your business section that you are an emerging growth company and revise your business section to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o           If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o           If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Include a similar statement in your critical accounting policy disclosures.  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Company has added the requested disclosures to the Business section in Item 1 and the Critical Accounting Policies in Item 2.  The Company also provided the requested risk factor.

Forward-Looking Statements, page 1

2. We note references in this section to forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. In the future, either:

•	delete any references to the Private Securities Litigation Reform Act; or
•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

The Company deleted all references to the Private Securities Litigation Reform Act.

Business, page 2

3. We note on page three that the company’s mission is to develop a platform of energy assets in Borneo, Indonesia “through acquisition coal mining concessions and licenses with verified reserves and export potential.” We also note the March 2012 acquisition agreements and letter of intent on page three and finally note your risk factor on page seven that “[you] have not to date established any proven or probable reserves on [y]our mining properties.” Please revise to clarify your mission as these statements appear to conflict with each other.

The Company has removed all references to ownership of verified reserves and export potential.

4. Please attach your March 2012 acquisition agreements and letter of intent as exhibits in accordance with Item 601(b)(10) of Regulation S-K or advise.

These agreements are not material definitive agreements and, as a result, have not been filed.  The Company’s disclosure has been amended to reflect that these agreements are subject to due diligence and execution of definitive agreements.

Government Regulations, page 4

5. Revise to clarify the distinction between the terms Izin Usaha Pertambangan (IUP) and Izin Usaha Pertambangan Khusus (IUPK).

The distinction between IUPs and IUPKs depends on the location of the area for which the permit has been issued:

•	Mining Business Permits (Izin Usaha Pertambangan – IUP) – basic permits for conducting a mining enterprise within a commercial mining area; and

•	Special Mining Business Permits (Izin Usaha Pertambangan Khusus – IUPK) – permits for conducting a mining enterprise within a state reserve area.

State reserve areas will be determined by the government based on the government’s desire to reserve an area for national strategic needs or to conserve certain properties based on a need to protect the ecosystem or environment.  The Company does not have any mining enterprises within a state reserve area.

6. Please clarify whether the company will be able to obtain new concessions under the new Mining Law.

While a company can hold only one IUP, companies may have several different subsidiaries apply for several different IUPs.  The Company may then, therefore, obtain new IUPs.

7. Please revise to address the company’s status of its noted properties and concessions regarding the new Mining Law and the new Environmental Law.

The Company does not expect the new Mining Law or the new Environmental Law to have any impact on its business.

Employees, page 5

8. We note Exhibits 10.4 and 10.5, which are consulting agreements for Mr. Ollquist and Mr. Chaykin. Such agreements state, in part, that these individuals are independent contractors and are not employees of the company. However, you refer to these officers and directors as employees throughout your registration statement. Please revise to reconcile the disclosure where appropriate. In addition, please clarify whether the oral employment agreement you have with Mr. Muaja is similar in nature to the other agreements with respect to employee classification.

The Company amended its filing to reflect that all officers are independent contractors and not employees.

9. Revise to clarify whether your three officers are also full time employees. In this regard, we note from the biographies on page 17 that each appears to work for a consulting company. If your officers are not full time employees, please disclose the number of hours per week each can be expected to devote to company affairs.

Our officers spend approximately, and some weeks in excess of, 40 hours per week working on the Company’s operation.

10. We note that you “engage independent contractors in connection with the exploration of [y]our properties.” Please revise to provide additional disclosure regarding these “drillers, geophysicists, geologists and other technical disciplines.” Include in your discussion the number of each you have engaged in the past, the current number you engage and whether you have any written agreements regarding their employment. We may have further comment.

The Company has amended the filing to disclose that the Company has engaged a local Indonesian geologist as an independent consultant and  plan to engage other independent contractors in connection with the exploration of our properties, such as drillers, geophysicists, geologists and other technical disciplines from time to time.

Risk Factors, page 6

11. Consider adding a risk factor disclosing that upon effectiveness of your registration statement you will be a reporting company with the Securities and Exchange Commission pursuant to Section 12(g) of the Exchange Act and address the additional expenses to the company from fulfilling its reporting requirements.

The Company added a risk factor that disclosed that the Company will incur increased costs as a result of becoming a public company that reports to the Securities and Exchange Commission and management will be required to devote substantial time to meet compliance obligations.

Financial Information, page 10

Liquidity and Capital Resources, page 11

12. We note that the company has $104,938 in working capital as of December 31, 2011. Please revise to indicate how long this working capital will sustain the company.

The Company revised its disclosure to indicate how long this working capital will sustain the Company in the Liquidity and Capital Resources section.

13. Also revise your disclosure to clarify whether you currently have any external sources of additional funding.

The Company revised its disclosure in the Liquidity and Capital Resources section to disclose that it does not have any external sources of funding.

14. We note your statement that “management believes that its current and future plans enable it to continue as a going concern for the next twelve months.” Revise to provide the basis of this belief as we note that you indicate that there are no assurances that any financing can be obtained and not obtaining the additional financing would have a material adverse effect on the company.

The Company eliminated this disclosure as the going concern disclosure information is included elsewhere in the Liquidity and Capital Resources section.

Commitments, page 12

15. Revise to provide the material terms of each agreement the company has entered into in this section. For instance, we note that upon reaching certain milestones, the company is required to make certain payments. Disclose the milestones and further disclose what amount of each agreement, if any, has been paid to date. Finally, we note that the company does not have any revenues to date. Revise to disclose, in an appropriate section under this Financial Information section, how the company intends to make the required contractual payments and what milestones it must reach over the next twelve months in order to become profitable.

These agreements are not material definitive agreements.   These  agreements do not provide for obligations that are material to and enforceable against the Company.   The Company’s disclosure has been amended to reflect that these agreements are subject to due diligence and execution of definitive agreements.

16. Please revise to indicate the aggregate royalties on your acquired concessions at the appropriate minimum wage for all of the hectares on a yearly basis.

The Company is not required to pay royalties on its acquired concessions and the disclosure has been eliminated.

Financing, page 12

17. Please revise to indicate the duration of the Note placement. Also state the number of warrants issued associated with those Notes.

The Company revised its disclosure in the Financing section.

18. Please revise this section to address the material terms of the services agreement with an independent investor relations consulting company. Please file the agreement as an exhibit to your Form 10.

The Company revised its disclosure in this section.  The Company has not filed this agreement which has terminated and was made in the ordinary course of business.

19. Please revise this section to address the material terms of the contract for services with an independent company to create and implement investor targeted materials. Please file the agreement as an exhibit to your Form 10.

The Company revised its disclosure in this section.  The Company has not filed this agreement which has terminated and was made in the ordinary course of business.

Properties, page 15

20. We note that you have a Bothell, Washington mailing address. Please revise to provide Item 102 of Regulation S-K disclosure for this property or advise. In addition, please describe the adequacy, suitability, and extent of utilization of this and your office location in Hong Kong, in accordance with Instruction 1 to Item 102 of Regulation S-K.

The Company has revised its disclosure.  Both properties are used by our officers for the Company’s operations.  The offices rented by the Company are suitable and adequate for their current use and the Company does not believe it will need to increase its leased office space in the near future.

21. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

The Company has not provided a map for any of its properties.  The Company only holds one IUP and no current detailed plans to conduct exploration on that property at this time.

22. Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	An outline of the process by which mineral rights are acquired at the location.
•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.
•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration.
•	The conditions that must be met to retain your rights, claims or leases, including all payments and the party responsible for such payments.

The Company only holds one IUP and no current detailed plans to conduct exploration on that property at this time.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

The Company only holds one IUP and no current detailed plans to conduct exploration on that property at this time.

23. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing.

The Company only holds one IUP and no current detailed plans to conduct exploration on that property at this time.

24. Please expand your disclosure concerning the exploration plans for the properties pursuant to paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

The Company only holds one IUP and no current detailed plans to conduct exploration on that property at this time.

Directors and Executive Officers, page 17

25. We note your officer and director biographies. Please revise to provide complete Item 401(e) of Regulation S-K disclosure. For instance, the names of Mr. Chaykin and Mr. Muaja’s consulting businesses have been omitted. Your revised disclosure should include the specific names of the companies for which each officer/director served as an officer and disclose each employment title and the specific dates of service in each capacity.

The biographies of the officers and directors have been revised to include additional information.  When performing consulting services, each officer does so in an individual capacity, not for a consulting entity.

Executive Compensation, page 18

26. Please revise the first paragraph to clarify that the disclosure addresses all compensation awarded to, earned by, or paid to the named executive officers.

The requested revision was made to the disclosure.

Compensation of Directors, page 18

27. We note your statement that “we have no standard arrangement pursuant to which our directors are to be compensated … except for the granting from time to time of incentive stock options.” We also note your statement on page 19 in the section “Employment Contracts and Termination of Employment or Change of Control” that “our directors do not receive any compensation for serving as directors.” Please revise your disclosure as appropriate. Also clarify whether the company has granted the directors any incentive stock options. We may have further comment.

No director has received any compensation, including stock options.  The Company revised the Compensation of Directors disclosure to:

“No cash compensation was paid to our directors for their services as directors since our inception. We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director.”

28. Please disclose the material terms of the three employment agreements. For instance, we note that the agreements provide, among other details, termination dates and expense reimbursement information.

The Company expanded its disclosure on the consulting agreements with its officers.

Certain Relationships and Related Transactions and Director Independence, page 19

29. Please revise to provide complete Regulation S-K Item 404(d) disclosure. In this regard, note the threshold dollar value for disclosure is the lesser of $120,000 or one percent of the average of the company’s total assets for the last two fiscal years.

The Company revised its disclosure in this section to add the lower threshold dollar value.

30. Please revise to provide the disclosure required pursuant to Item 404(c) of Regulation SK.

The Company revised its disclosure to respond to the comment.

31. Please revise to indicate the aggregate amount paid to OFS Capital Group during the last fiscal year. Indicate when the company retained OFS Capital Group and clarify the management services provided to the company by OFS Capital Group. Clarify the amount of Mr. Ollquist’s interest in OFS Capital Group. Also address the amount of Mr. Matin’s interest in OFS Capital Group. Finally, file the management agreement with OFS Capital Group as an exhibit to your Form 10.

The Company revised its disclosure.  Please note that Mr. Matin does not own any equity in OFS.

Recent Sales of Unregistered Securities, page 21

32. Revise to disclose the private placement transaction(s) discussed on page 12, in which the company issued 80,000 shares.

The Company added the required disclosure.

33. Revise this section to indicate which exemption was relied upon for each issuance. In this regard, we note your disclosure that all of the transactions were exempt “pursuant to Section 4(2) of the Securities Act and/or Rule 506 of Regulation D or Rule 903 of Regulation S.” Also briefly state the facts relied upon in each issuance to make the stated exemptions available.

The Company revised its required disclosure.

Indemnification of Directors and Officers, page 22

34. We note your representation that the disclosure in this section appears in your certificate of incorporation. However, we are unable to locate such disclosure. Please advise or revise.

The Company’s Amended and Restated Articles of Incorporation provide that The Company’s Amended and Restated Articles of Incorporation provides it shall indemnify each of its directors and officers to the fullest extent provided by the laws of the State of Nevada, including, without limitation, NRS 78.151. The Articles of Incorporation further provides that the Board of Directors will consider and in its discretion approve any advances for costs, attorneys fees and expenses it deems reasonable and necessary in a particular matter, subject to the restrictions and limitations of NRS 78.751.  A description of the relevant Nevada Revised Statures are described in the amended Form 10.

Financial Statements

General

35. Please refer to the updating requirements of Rule 8-08 of Regulation S-X and update your financial statements accordingly.

The Company included its March 31, 2012 unaudited financial statements.

36. We note your disclosure that since Interich was inactive and had no significant assets and liabilities, you have not presented the financial statements for the year ended December 31, 2010. Since your merger with Interich is accounted for as a recapitalization, historical financial statements of the Interich become your historical financial statements. Accordingly, please revise to include as a minimum the balance sheet of Interich as of December 31, 2010 and an audited note summarizing the activities Interich. Refer to Rule 8-02 of Regulation S-X for financial statement requirements.

The Company amended its financial statements in response to this comment, adding the balance sheet of Interich as of December 31, 2010.

37. We note your disclosure throughout the financial statements that you are a “Development Stage Company”. Please note that mining companies in the exploration stage includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage. Please refer to Securities Act Industry Guide 7, paragraph (a) and revise the financial statement head notes and notes to the financial statements to disclose the Company is in the exploration stage. Direct your independent accountant to revise the report.

The Company revised its financial statements and accompanying notes in response to this comment.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Richardson & Patel LLP at (212) 879-9321.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

July 12, 2012

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd.
Form 10-12G
Filed: May 11, 2012
File No. 000-54707

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated June 7, 2012 (the "Comment Letter"), to Borneo Resource Investments Ltd. (the “Company”), concerning the Form 10-12G filed by the Company with the Securities and Exchange Commission on May 11, 2012.

In connection with the Company’s responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nils A. Ollquist
Nils A. Ollquist